GALIANO GOLD INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2021 and 2020

(Expressed in United States dollars, unless otherwise noted)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management's Report on Financial Statements

The consolidated financial statements of Galiano Gold Inc. have been prepared by, and are the responsibility of, the Company's management. The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Board of Directors is responsible for ensuring management fulfills its financial reporting responsibilities. The Audit Committee meets with the Company's management and external auditors to discuss the results of the audits and to review the consolidated financial statements prior to the Audit Committee's submission to the Board of Directors for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, reviews with management the Company's systems of internal control, and reviews the scope of the external auditors' audit and non-audit work. The Audit Committee is appointed by the Board, and all of its members are independent directors.

The consolidated financial statements have been audited by KPMG LLP, Chartered Professional Accountants, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders.

Management's Report on Internal Controls over Financial Reporting

Management has developed and maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and therefore, may not prevent or detect misstatements. Management has assessed the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessment, the Company's internal control over financial reporting is effective as at December 31, 2021.

"Matt Badylak"	"Fausto Di Trapani"
Matt Badylak	Fausto Di Trapani
Director and Chief Executive Officer	Executive Vice President and Chief Financial Officer

KPMG LLP	Telephone (604) 691-3000
Chartered Professional Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Galiano Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Galiano Gold Inc. and its subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2011.

Vancouver, Canada
March 29, 2022

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

GALIANO GOLD INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2021 AND 2020

(In thousands of United States Dollars)

		December 31, 2021	December 31, 2020
	Note	$	$
Assets
Current assets
Cash and cash equivalents		53,521	62,151
Receivables		55	186
Receivable due from related party	6	7,326	2,675
Prepaid expenses and deposits		766	529
		61,668	65,541
Non-current assets
Financial assets	7	72,426	78,299
Investment in joint venture	8	-	59,159
Right-of-use asset		381	485
Property, plant and equipment		93	106
Exploration and evaluation assets	9	1,628	-
		74,528	138,049
Total assets		136,196	203,590

Liabilities
Current liabilities
Accounts payable and accrued liabilities		2,536	3,524
Lease liability		107	94
		2,643	3,618

Non-current liabilities
Long-term incentive plan liabilities	11	478	668
Lease liability		312	421
		790	1,089
Total liabilities		3,433	4,707

Equity
Share capital	10	579,591	578,750
Equity reserves	11	51,879	49,957
Accumulated deficit		(498,707)	(429,824)
Total equity		132,763	198,883
Total liabilities and equity		136,196	203,590

Commitments and contingencies		12

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors:

"Matt Badylak"	"Marcel de Groot"
Director	Director

GALIANO GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, except dollar per share amounts)

		2021	2020
	Note	$	$

Share of net (loss) earnings related to joint venture	8	(51,528)	59,159
Service fee earned as operators of joint venture	6	5,071	4,917
General and administrative expenses	13	(13,477)	(14,757)
Exploration and evaluation expenditures	9	(642)	-
(Loss) income from operations and joint venture		(60,576)	49,319

Impairment of investment in joint venture	8	(7,631)	-
Finance income	14(a)	257	8,325
Finance expense	14(b)	(925)	(45)
Foreign exchange loss		(8)	(223)
Net (loss) income after tax and comprehensive (loss) income for the year		(68,883)	57,376

Net (loss) income per share:
Basic		(0.31)	0.26
Diluted		(0.31)	0.26

Weighted average number of shares outstanding:
Basic	16	224,729,084	223,655,880
Diluted	16	224,729,084	224,919,474

The accompanying notes form an integral part of these consolidated financial statements.

GALIANO GOLD INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, except for number of common shares)

	Note	Number of shares	Share capital $	Equity reserves $	Accumulated deficit $	Total equity $
Balance as at December 31, 2019		225,098,810	578,385	50,072	(487,200)	141,257
Issuance of common shares on exercise of stock options	11(a)	1,912,775	2,661	(768)	-	1,893
Shares repurchased and cancelled under normal course issuer bid	10(b)	(2,758,063)	(2,296)	-	-	(2,296)
Share-based compensation expense	11(a)	-	-	653	-	653
Net income and comprehensive income for the year		-	-	-	57,376	57,376
Balance as at December 31, 2020		224,253,522	578,750	49,957	(429,824)	198,883
Issuance of common shares on exercise of stock options	11(a)	689,931	841	(272)	-	569
Share-based compensation expense	11(a)	-	-	2,194	-	2,194
Net loss and comprehensive loss for the year		-	-	-	(68,883)	(68,883)
Balance as at December 31, 2021		224,943,453	579,591	51,879	(498,707)	132,763

The accompanying notes form an integral part of these consolidated financial statements.

GALIANO GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars)

		2021	2020
	Note	$	$
Operating activities:
Net (loss ) income for the year		(68,883)	57,376
Adjustments for:
Share of net loss (earnings) related to joint venture	8	51,528	(59,159)
Impairment of investment in joint venture	8	7,631	-
Depreciation		148	163
Share-based compensation	11,13	3,175	2,168
Finance income	14(a)	(257)	(8,325)
Finance expense	14(b)	906	35
Unrealized foreign exchange loss (gain)		2	(187)
Operating cash flow before working capital changes		(5,750)	(7,929)
Change in non-cash working capital	17	(7,185)	1,525
Cash used in operating activities		(12,935)	(6,404)

Investing activities:
Redemption of preferred s hares in joint venture	7	5,000	37,500
Acquisition of exploration and evaluation as sets, net of cash acquired	9	(1,470)	-
Expenditures on property, plant and equipment		(31)	(76)
Interest received		407	506
Cash provided by investing activities		3,906	37,930

Financing activities:
Shares is sued for cash on exercise of stock options	11(a)	569	1,893
Shares repurchased under normal course issuer bid	10(b)	-	(2,296)
Office lease payments		(128)	(117)
Cash provided by (used) in financing activities		441	(520)

Impact of foreign exchange on cash and cash equivalents		(42)	36

(Decrease) increase in cash and cash equivalents during the year		(8,630)	31,042
Cash and cash equivalents, beginning of year		62,151	31,109
Cash and cash equivalents, end of year		53,521	62,151

Supplemental cash flow information	17

The accompanying notes form an integral part of these consolidated financial statements.

GALIANO GOLD INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020 (In thousands of United States Dollars, unless otherwise noted)

1. Nature of operations

Galiano Gold Inc. ("Galiano" or the "Company") was incorporated on September 23, 1999 under the laws of British Columbia, Canada. The Company's head office and principal address is located at 1640 - 1066 West Hastings Street Vancouver, British Columbia, V6E 3X1, Canada. The Company's registered and records office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, V7X 1L3. The Company's common shares trade on the Toronto Stock Exchange ("TSX") and NYSE American Exchange ("NYSE American") under the ticker symbol "GAU".

The Company's principal business activity is the operation of the Asanko Gold Mine ("AGM") through a 50:50 joint venture arrangement (the "JV") associated with the Company's 45% economic interest in the AGM (see note 8) and exploration and development of the JV's mineral property interests. The Government of Ghana has a 10% free-carried interest in the AGM. The AGM consists of two neighboring gold projects, the Obotan Project and the Esaase Project, both located in the Amansie West District of the Republic of Ghana ("Ghana"), West Africa.

In addition to its interest in the AGM, the Company holds gold concessions in various stages of exploration. The concessions include a portfolio of Ghanaian properties through its 50% interest in the JV, the 100% owned Asumura property in Ghana and additional 100% owned exploration properties in Mali.

2. Basis of presentation

(a) Statement of compliance

These consolidated financial statements have been prepared using accounting policies in accordance with IFRS as issued by the IASB and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

These consolidated financial statements were authorized for issue and approved by the Board of Directors on March 29, 2022.

(b) Basis of presentation and consolidation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments carried at fair value.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$are to Canadian dollars.

These consolidated financial statements incorporate the financial information of the Company and its subsidiaries as at December 31, 2021. Subsidiaries are entities controlled by the Company. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

All significant intercompany amounts and transactions between the Company and its subsidiaries have been eliminated on consolidation.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

2. Basis of presentation (continued)

The principal subsidiaries and joint arrangements to which the Company is a party, as well as their geographic locations, were as follows as at December 31, 2021:

Affiliate name	Location	Interest	Classification and accounting method
Galiano Gold South Africa (PTY) Ltd.	South Africa	100%	Consolidated
Galiano International (Isle of Man) Limited	Isle of Man	100%	Consolidated
Galiano Gold (Isle of Man) Limited	Isle of Man	100%	Consolidated
Galiano Gold Mali Exploration SARL[1]	Mali	100%	Consolidated
Asanko Gold Exploration Ghana Limited	Ghana	100%	Consolidated
Asanko Gold Ghana Limited	Ghana	45%	Joint venture; equity method
Adansi Gold Company (GH) Limited	Ghana	50%	Joint venture; equity method
Shika Group Finance Limited	Isle of Man	50%	Joint venture; equity method

[1] Formerly known as "ABG Mali Exploration SARL".

3. Significant accounting policies

The accounts policies described in this section were those applied by the Company and/or the JV (see note 8) during the year ended December 31, 2021 and 2020.

(a) Investments in joint arrangements

The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control and decisions about the activities that significantly affect the returns of the investee require unanimous consent. A joint arrangement is classified as either a joint operation or a joint venture, subject to the terms that govern each investor's rights and obligations in the arrangement.

In a joint operation, the investor has rights and obligations to the separate assets and liabilities of the investee and in a joint venture, the investors have rights to the net assets of the joint arrangement. For a joint operation, the Company recognizes its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company accounts for its investment in the joint arrangement using the equity method.

Under the equity method, the Company's investment in a joint venture is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of net earnings or losses of the joint venture, after any adjustments necessary for impairment losses after the initial recognition date. The total carrying amount of the Company's investment in a joint venture also includes any long-term debt interests which in substance form part of the Company's net investment. The Company's share of a joint venture's losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture. The Company's share of net earnings or losses of a joint venture are recognized in net earnings during the period. Dividends and repayment of capital received from a joint venture are accounted for as a reduction in the carrying amount of the Company's investment. Balances between the Company and its joint ventures are not eliminated.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in a joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the joint venture's operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value-in-use. If the recoverable amount of an investment is less than the carrying amount, the carrying amount is reduced to its recoverable amount and a corresponding impairment loss is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of the recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

Similar to the assessment of impairment for subsidiaries, the Company reviews the mining properties and plant and equipment for a joint arrangement at the cash-generating unit level to determine whether there is any indication that these assets are impaired.

(b) Foreign currency translation

Transactions in foreign currencies are initially recorded at the functional currency rate of exchange at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange at the date of the statement of financial position. Foreign exchange gains (losses) are recorded in the consolidated statement of operations and comprehensive income (loss) for the year.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and short-term investments with original maturity dates of less than ninety days or that are fully redeemable without penalty or loss of interest.

(d) Inventories

Gold on hand, gold in process and stockpiled ore inventories are recorded at the lower of weighted average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and applicable depreciation and depletion. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories from their respective states into saleable form less estimated costs to sell.

Production costs are included in work-in-process inventory based on current costs incurred up to the point of dore production. The costs of finished goods represent the costs of work-in-process inventories plus applicable treatment costs. The costs of inventories sold during the period are presented as production costs in the statement of operations and comprehensive income (loss) for the period.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

Additions to the cost of ore stockpiles are based on the related current cost of production for the period, while reductions in the cost of ore stockpiles are based on the weighted-average cost per tonne of ore in the stockpile. Stockpiles are segregated between current and non-current inventories in the consolidated statement of financial position based on the planned period of usage.

Supplies and spare parts are valued at the lower of weighted-average cost and net realizable value. Replacement costs of materials and spare parts are generally used as the best estimate of net realizable value. Provisions are recorded to reduce the carrying amount of materials and spare parts inventory to net realizable value to reflect current intentions for the use of redundant or slow-moving items. Provisions for redundant and slow-moving items are made by reference to specific items of inventory. The Company reverses write-downs where there is a subsequent increase in net realizable value and where the inventory is still on hand.

(e) Mineral properties, plant and equipment ("MPP&E")

(i) Mineral properties

Recognition

Capitalized costs of mining properties include the following:

- costs assigned to mining properties acquired in business combinations;

- expenditures incurred to develop mineral properties including pre-production stripping costs;

- stripping costs in the production phase of a mine if certain criteria have been met (see below);

- costs to define and delineate known economic resources and develop the project;

- borrowing costs attributable to qualifying mining properties; and

- estimates of reclamation and closure costs.

Stripping costs

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore from which minerals can be extracted economically. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as incurred. Stripping costs incurred during the production stage of an open pit mine are accounted for as production costs in the consolidated statement of operations and comprehensive income during the period that the stripping costs were incurred, unless these costs provide a future economic benefit. Production phase stripping costs are considered to generate a future economic benefit when (i) it is probable that future economic benefit associated with the stripping activity will flow to the entity; (ii) the entity can identify the component of the ore body for which access has been improved; and (iii) the costs relating to the stripping activity associated with that component can be measured reliably. These costs are capitalized as mineral properties, plant and equipment.

Production costs are allocated between inventory produced and the stripping asset based on the volume of waste extracted compared with the expected volume, for a given volume of ore production. Stripping costs incurred and capitalized during the production phase are depleted using the units-of-production method over the proven and probable reserves (ore tonnes) of the component of the ore body to which access has been improved as a result of the specific stripping activity.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

Management reviews the estimates of the waste and ore in each identified component of operating open pit mines at the end of each financial year, and when events and circumstances indicate that such a review should be made. Deferred stripping assets are written-down to their recoverable amount when their carrying value is not considered supportable. Changes to the estimated identification of components and the associated waste and ore within each component are accounted for prospectively.

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring rights to explore, exploratory drilling and related exploration costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contain proven and probable reserves. Exploration and evaluation expenditures incurred on a mineral deposit, with the exception of acquisition costs and costs arising from the recognition of an asset retirement provision, are expensed as incurred up to the date of establishing that costs incurred on a mineral deposit are technically feasible and commercially viable.

Expenditures incurred on a mineral deposit subsequent to the establishment of its technical feasibility and commercial viability are capitalized and included in the carrying amount of the related mining property.

The technical feasibility and commercial viability of a mineral deposit is assessed based on a combination of factors, such as, but not limited to:

- the extent to which mineral reserves or mineral resources have been identified through a feasibility study or similar level document;

- the results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;

- the status of environmental permits, and

- the status of mining leases or permits.

Borrowing costs

Borrowing costs directly relating to the financing of qualifying assets are added to the capitalized cost of those related assets until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production. Where funds have been borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period. Capitalized borrowing costs are depreciated over the life of the related asset.

All other borrowing costs are recognized in the consolidated statement of operations and comprehensive income in the year in which they are incurred. Borrowing costs are included as part of interest paid in the statement of cash flows.

Depletion

Mineral properties in production are depleted on a mine-by-mine basis using the units-of-production method over the mine's estimated proven and probable reserves, with the exception of deferred stripping which is depleted using the unit-of-production method over the reserves that directly benefit from the specific stripping activity and will commence when the mine is capable of operating in the manner intended by management. In the event proven and probable reserves are not identified management will use their best estimate from internally generated information.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

The Company uses a number of criteria to assess whether the mine is in the condition necessary for it to be capable of operating in a manner intended by management. These criteria include, but are not limited to:

- completion of operational commissioning of each major mine and plant component;

- demonstrated ability to mine and mill consistently and without significant interruption at a pre-determined average rate of designed capacity;

- the passage of a reasonable period of time for testing of all major mine and plant components;

- gold recoveries at or near expected production levels; and

- a significant portion of available funding is directed towards operating activities.

Mineral properties in development are not depleted.

(ii) Plant and equipment

Recognition

The cost of plant and equipment consists of the purchase price, costs directly attributable to the delivery of the asset to the location and the condition necessary for it to be capable of operating in the manner intended by management, including the cost of testing whether these assets are operating in the manner intended by management. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. Where significant components of an asset have differing useful lives, depreciation is calculated on each separate component.

Depreciation

Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

The carrying amounts of plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the life of mine. The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Asset Class	Estimated Useful Life
Fixed plant & related components and infrastructure	Units of production over life of mine
Mobile and other mine equipment components	3 to 12 years
Computer equipment and software	3 years
Right-of-use assets	Straight-line over lease term

Management reviews the estimated useful lives, residual values and depreciation methods of the Company's plant and equipment at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

Major maintenance and repairs

Expenditure on major maintenance and repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, that expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other maintenance and repair costs are expensed as incurred.

(iii) Impairment of non-financial assets

The carrying amounts of assets included in mineral properties, plant and equipment are reviewed for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. If any such indication exists, the recoverable amount of the relevant cash-generating unit ("CGU") is estimated in order to determine the extent of impairment. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The carrying amounts of the CGUs are compared to their recoverable amounts where the recoverable amount is the higher of value-in-use ("VIU") and fair value less costs to sell ("FVLCS"). FVLCS is defined as the amount that would be obtained from the sale of the asset in an orderly transaction between market participants at the measurement date. VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal. The fair value of mine sites is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects. If a reliable estimate of future cash flows cannot be made, then fair value is determined by reference to market prices for comparable assets. If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment is recognized immediately in the consolidated statement of operations and comprehensive income.

Mineral properties, plant and equipment that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When an impairment loss reverses in a subsequent period, the revised carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously, less subsequent depletion and depreciation. Reversals of impairment losses are recognized in the consolidated statements of operations in the period in which the reversals occur.

(iv) Derecognition

Upon disposal or abandonment, the carrying amounts of mineral properties and plant and equipment are derecognized and any associated gains or losses are recognized in the consolidated statement of operations and comprehensive income.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

(f) Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether it has the right to obtain substantially all of the economic benefits from and to direct the use of the identified asset.

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset, or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option, or if there is a revised in-substance fixed lease payment. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in the consolidated statement of operations and comprehensive income if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including office equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(g) Provisions

General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of operations and comprehensive income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance expense in the consolidated statement of operations and comprehensive income.

Asset retirement provisions

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred with a corresponding increase in the carrying value of the related assets. Discount rates using a pre-tax, risk-free rate that reflect the time value of money are used to calculate the net present value. The liability is accreted over time to reflect the unwinding of the discount with the accretion expense included in finance costs in the consolidated statement of operations and comprehensive income (loss). Changes in estimates or circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates, changes to the discount rate and changes to the risk-free interest rates.

(h) Revenue from contracts with customers

Revenue is derived from the sale of gold and by-products. Revenue is recognized for contracts with customers when there is persuasive evidence that all of the following criteria are met:

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

- the parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to perform their respective obligations;

- the Company can identify each party's rights regarding the goods or services to be transferred;

- the Company can identify the payment terms for the goods or services to be transferred;

- the contract has commercial substance (i.e. the risk, timing or amount of the Company's future cash flows is expected to change as a result of the contract); and

- it is probable that the Company will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

Revenue from gold and any by-product metals is generally recorded at the time of physical delivery of the refined gold, which is also the date when control of the gold passes to the customer. Revenue from saleable gold produced during the testing phase of production activities, and the cost of producing those items, is recognized in profit or loss.

(i) Government royalties

Royalty payments to governments which are based on gross revenue are not considered income taxes and are recognized as an expense in the statement of operations and comprehensive income (loss).

(j) Financial instruments

(i) Financial assets

Recognition and measurement

The Company recognizes a financial asset in its statement of financial position when the Company becomes party to the contractual provisions of the instrument. All financial assets are initially recorded at fair value plus directly attributable transaction costs and classified as either (i) financial assets subsequently measured at amortized cost, (ii) financial assets subsequently measured at fair value through other comprehensive income or (iii) financial assets subsequently measured at fair value through profit or loss. The basis of classification takes into consideration both the Company's business model for managing and the contractual cash flow characteristics of the financial assets.

A financial asset is measured at amortized cost if the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at fair value through other comprehensive income if the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at fair value through profit or loss unless it is measured at amortised cost or at fair value through other comprehensive income. Fair value changes in financial assets classified as fair value through profit or loss, if any, are recognized in the consolidated statement of operations and comprehensive income.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

- the contractual rights to receive cash flows from the asset have expired, or

- the Company has transferred its contractual rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through 'arrangement; and either (a) the Company has transferred substantially all the risks and rewards of ownership of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(ii) Financial liabilities

Recognition and measurement

All financial liabilities are initially recorded at fair value less transaction costs. All financial liabilities are subsequently measured at amortized cost using the effective interest method, except for:

- financial liabilities at fair value through profit or loss;

- financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies;

- financial guarantee contracts;

- commitments to provide a loan at a below-market interest rate; and

- contingent consideration recognized by an acquirer in a business combination to which IFRS 3, Business combinations, applies.

An entity may, at initial recognition, irrevocably designate a financial liability as measured at fair value through profit or loss when a contract contains one or more embedded derivatives, or when doing so results in more relevant information, because either (a) it eliminates or significantly reduces a measurement or recognition inconsistency (i.e. an accounting mismatch); or (b) a group of financial liabilities or financial assets and financial liabilities is managed and its performance is evaluated on a fair value basis.

Fair value changes of financial liabilities classified as fair value through profit or loss, if any, are recognized in the consolidated statement of operations and comprehensive income.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

(k) Share-based compensation

The Company has a share option plan and share unit plan which are described in note 11. For share options, the fair value of share-based compensation awards is determined at the date of grant using the Black-Scholes option pricing model. The Company records all share-based compensation for options using the fair value method with graded vesting. Under the fair value method, share-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged over the vesting period to the consolidated statement of operations and comprehensive income. The offset is credited to Equity reserves ratably over the vesting period, after adjusting for the number of awards that are expected to vest.

Expenses recognized for forfeited awards are reversed. For awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive income.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based payment arrangement as measured at the date of modification, over the remainder of the vesting period.

For cash-settled share-based payments (note 11), the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. The corresponding share-based compensation expense is recognized over the vesting period of the award. As these awards will be settled in cash, the liability is remeasured at fair value at each reporting period and at the date of settlement, with changes in fair value recognized in the consolidated statement of operations and comprehensive income in the period incurred.

(l) Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred income tax. Income tax is recognized in the consolidated statement of operations and comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred income tax is recognized in respect of unused tax losses, tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax rates that have been substantively enacted at the reporting date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future income tax asset will be recovered, it does not recognize the asset.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to the translation of the deferred income tax balance from local statutory accounts to functional currency accounts are included in deferred income tax expense or recovery in the consolidated statement of operations and comprehensive income.

(m) Income per share

Basic income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. The computation of diluted income per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on income per share. For this purpose, the treasury stock method is used for the assumed proceeds upon the exercise of stock options that are used to purchase common shares at the average market price during the period.

4. Changes in accounting standards

(a) Accounting standards adopted during the year

There were no new standards effective January 1, 2021 that impacted the Company's consolidated financial statements.

(b) Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company or the JV, have been issued but are not yet effective as of December 31, 2021:

Amendment to IAS 16

On May 14, 2020, the IASB amended IAS 16 "Property, Plant and Equipment" to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The amendments to IAS 16 will not have a significant impact on the Company's or the JV's accounting policies.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

5. Significant accounting judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these consolidated financial statements are reasonable, however, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company considered the impact of the COVID-19 pandemic on the significant judgments and estimates made in these consolidated annual financial statements and determined that the effects of COVID-19 did not have a material impact on the estimates and judgments applied.

The accounting judgements and estimates which have the most significant effect on these financial statements and the financial results of the JV are as follows:

Judgements

Impairment indicators of equity investment in joint venture and MPP&E

The Company considers both external and internal sources of information in assessing whether there are any indications that its equity investment in the JV and/or MPP&E are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the JV operates that are not within its control and affect the recoverable amount of the Company's equity investment. Internal sources of information the Company considers include the manner in which mineral properties and plant and equipment of the JV are being used or are expected to be used and indications of economic performance of the assets. The judgements are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these assumptions, which may impact the recoverable amount of the assets. In such circumstances, the carrying value of the Company's equity investment in the JV may be impaired or a prior period's impairment charge reversed with the impact recorded in the consolidated statement of operations and comprehensive income.

Estimates

Impairment assessments of the equity investment in the JV and MPP&E

When facts and circumstances suggest the carrying value of the Company's equity investment in the JV or MPP&E may be impaired, the Company is required to estimate the recoverable amount through a FVLCS or VIU approach. Estimating the recoverable amount requires management to make significant estimates about the future life of mine cash flows of the AGM which may include, but may not be limited to, changes to the current estimates of in-situ ounces, ore tonnes to be mined in future periods, strip ratios, head grades, recovery rates, gold price assumptions, mining costs, processing costs, trucking costs, capital and closure costs, as well as discount rates.

When assessing the recoverable amount of a CGU without defined mineral reserves, management may be required to make significant estimates about the fair value of in-situ mineral resources by reference to market rates for comparable assets.

When facts and circumstances suggest the carrying value of the JV's mineral interests may be impaired, the same policies and set of assumptions as described above are applied.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

5.    Significant accounting judgements and estimates (continued)

Mineral reserves

Estimates of the quantities of proven and probable mineral reserves form the basis for the JV's life-of-mine plans, which are used for a number of key business and accounting purposes, including: the calculation of depletion expense, the capitalization of stripping costs, the forecasting and timing of cash flows related to the asset retirement provision and impairment assessments, if any. To the extent that these estimates of proven and probable mineral reserves vary, there could be changes in depletion expense, stripping assets, asset retirement provisions and impairment charges recorded. The Company determined it was not in a position to declare mineral reserves for the AGM in its updated National Instrument 43-101 Technical Report (“NI 43-101”), filed on March 29, 2022, with an effective date of February 28, 2022. This change in mineral reserve estimates will be applied prospectively.

Depletion of plant and equipment

Plant and equipment are depreciated to their estimated residual value over the estimated useful life of the asset. Should the actual useful life of the plant or equipment vary, future depreciation charges may change.

Inventory valuation of production costs

The JV estimates quantities of ore in stockpiles and in process and the recoverable gold contained in this material in order to determine the cost of inventories and the weighted average costs of finished goods sold during the period. To the extent that these estimates vary, production costs of finished goods may change.

Net realizable value of inventory

Estimates of net realizable value are based on the most reliable evidence available, at the time that the estimates are made, of the amount that the inventories are expected to realize. In order to determine the net realizable value of gold dore, gold-in-process and stockpiled ore, the JV estimates future metal selling prices, production forecasts, realized grades and recoveries, timing of processing, and future costs to convert the respective inventories into saleable form, if applicable. Reductions in metal price forecasts, increases in estimated future costs to convert, reductions in the number of recoverable ounces, and a delay in timing of processing can result in a write-down of the carrying amounts of the JV's stockpiled ore inventory.

Materials and other supplies held for use in the production of inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, to the extent net realizable value of materials and spares must be estimated, replacement costs of the materials and spare parts are generally used as the best estimate of net realizable value.

Current and deferred Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

5.    Significant accounting judgements and estimates (continued)

Deferred stripping

To determine whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the JV makes estimates of the stripping activity over the life of the component of reserves and resources which have been made accessible. In addition, judgement is involved when allocating production costs between inventory produced and the stripping asset; the allocation is based on the volume of waste extracted compared with the expected volume, for a given volume of ore production. To the extent that these estimates and judgements change, there could be a change to the amount of production costs which are deferred to the statement of financial position.

Asset retirement provisions

Provisions for reclamation and closure cost obligations represents management's best estimate of the present value of the future cash outflows required to settle closure cost liabilities. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements or the Company's environmental policies which may give rise to constructive obligations. The JV's assumptions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate and changes in any of the above factors can result in a change to the provision recognized by the JV. Changes to these estimates and judgements may result in actual expenditures in the future differing from the amounts currently provided for.

Preferred shares

The Company holds preferred shares (without a fixed redemption date) in the JV which have been classified as financial assets measured at fair value through profit or loss. As at December 31, 2021, management estimated the fair value of these preference shares by reference to a fair value of the AGM's in-situ mineral resources, plus the carrying value of stockpile inventories and other working capital balances. Several estimates were made to determine the fair value including, but not limited to, mineable resources, recoveries and a dollar per ounce market rate for in-situ mineral resources. Changes in one or more of these assumptions could lead to a materially different fair value estimate of the preferred shares. As at December 31, 2020, management estimated the fair value of these preference shares by discounting the forecast future cash flows from the AGM.

6. Receivable due from related party

Under the terms of the Joint Venture Agreement (the "JVA") that governs the management of the JV (note 8), the Company remains the manager and operator of the JV and receives an arm's length fee for services rendered to the JV of $6.5 million per annum (originally $6.0 million, but adjusted annually for inflation).

During the year ended December 31, 2021, the Company earned a service fee of $5.1 million (year ended December 31, 2020 - $4.9 million). For the year ended December 31, 2021, the service fee was comprised of a gross service fee of $6.3 million less withholding taxes payable in Ghana of $1.2 million (year ended December 31, 2020 - gross service fee of $6.1 million less withholding taxes of $1.2 million). As at December 31, 2021, the Company had a receivable due from the JV in respect of the service fee in the amount of $7.3 million, net of withholding taxes (December 31, 2020 - $2.7 million). Pending regulatory approval in Ghana of the 2021 service fee agreement, the Company expects to collect its service fee receivable in 2022.

All transactions with related parties have occurred in the normal course of operations and were measured at the exchange amount agreed to by the parties. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

7. Financial assets

As part of the JV Transaction (note 8), the Company initially subscribed to 184.9 million non-voting fixed redemption price redeemable preferences shares in Shika Group Finance Limited (the "preference shares"), which were issued at a par value of $1 per redeemable share. The preference shares have no fixed redemption date. As these preference shares have no contractual fixed terms of repayment that arise on specified dates, they are measured at fair value through profit or loss at each reporting period-end.

The following table summarizes the change in the carrying amount of the Company's preference shares held in the joint venture:

	December 31, 2021		December 31, 2020
	Number of shares	$	$
Balance, beginning of year	137,400,000	78,299	108,025
Fair value adjustment for the year	-	(873)	7,774
Redemption of preferred shares during the year	(5,000,000)	(5,000)	(37,500)
Balance, end of year	132,400,000	72,426	78,299

As at December 31, 2021, the Company re-measured the fair value of the redeemable preference shares to $72.4 million. Given that the AGM was unable to declare a mineral reserve at the balance sheet date (see Impairment testing in note 8), management's best estimate of the fair value of the preference shares was determined by applying a dollar per ounce (based on a range of market values for similar assets) to the JV's in-situ mineral resources, estimating the net realizable value of stockpiled ore and considering other working capital items (refer to note 8). For the year ended December 31, 2021, the Company recognized a downward fair value adjustment on its preference shares of $0.9 million in finance expense (year ended December 31, 2020 - $7.8 million positive fair value adjustment in finance income). The preference shares are classified as a Level 3 financial asset in the fair value hierarchy.
8. Investment in joint venture

On July 31, 2018, the Company completed a transaction (the "JV Transaction") with a subsidiary of Gold Fields Limited ("Gold Fields"), following which:

•	the Company and Gold Fields each own a 45% economic interest in Asanko Gold Ghana Limited ("AGGL"), which owns the AGM, with the Government of Ghana retaining a 10% free-carried interest in the AGM;

•	the Company and Gold Fields each own a 50% interest in Adansi Gold Company (GH) Limited ("Adansi Ghana"), which owns a number of exploration licenses; and

•	the Company and Gold Fields each acquired a 50% interest in the JV entity, Shika Group Finance Limited ("JV Finco").

As the JV is structured within the legal entities of AGGL, Adansi Ghana and JV Finco, the JV represents a joint venture as defined under IFRS 11 - Joint Arrangements, and the Company commenced equity accounting for its interest in the JV effective July 31, 2018.

The following table summarizes the change in the carrying amount of the Company's investment in the joint venture:

	December 31, 2021	December 31, 2020
	$	$
Balance, beginning of year	59,159	-
Company's share of the JV's net (loss) income for the year	(51,528)	59,159
Impairment of investment in joint venture	(7,631)	-
Balance, end of year	-	59,159

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

Impairment of the AGM

On February 25, 2022, the Company announced that recent gold recovery at the AGM had been lower than expected. The Company determined the AGM was not in a position to declare mineral reserves in its updated NI 43-101 filed on March 29, 2022, with an effective date of February 28, 2022.

The Company considered these factors to represent an indicator of impairment of the MPP&E of the AGM. In addition, the AGM’s mine plan for 2022 contemplates a temporary deferral of mining activities in Q2 2022 following which only stockpile material will be processed for the balance of 2022. Accordingly, the Company assessed the recoverable amount of the AGM, which was based on management's best estimate of the fair value less cost to sell.

Without defined mineral reserves published in a NI 43-101, management was unable to undertake a meaningful discounted cash flow analysis based on Life of Mine cash flows as had been done in previous impairment analyses. Therefore, management estimated the recoverable amount of the AGM by applying a fair value of $25 per ounce to the AGM’s Measured and Indicated resources.  The fair value of $25 per ounce was estimated by reviewing market prices for similar assets while also considering risks specific to the AGM asset, including historical reclamation and workforce related costs. Stockpiles were valued based on the estimated selling price less remaining costs to process the ore. The fair value less cost to sell of the AGM CGU (on a 100% basis) was estimated to be $100.7 million.

Management's estimate of the fair value of the AGM's MPP&E is classified as Level 3 in the fair value hierarchy.

At December 31, 2021, the carrying value of the AGM’s MPP&E was $153.2 million greater than its estimated recoverable amount, therefore an impairment charge on MPP&E in this amount was recognized for the year ended December 31, 2021 (the Company's share of which was $68.9 million). In addition, as a result of lower expected recovery, the AGM also recorded a $22.8 million write-down of stockpile inventory to net realizable value (refer to note 8(ii)).

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

Sensitivity analysis

Due to the sensitivity of the recoverable amount to management judgments and estimates, specifically market comparable rates for in-situ mineral resources, as well as unforeseen factors, any significant change in key assumptions and inputs could result in changes in impairment charges to be recorded in future periods. The following table highlights the assumptions and estimates that management believes are most sensitive to estimating the recoverable amount. Any change in these assumptions and estimates could have a material impact on the estimated recoverable amount of the AGM.

Assumption	Per management's estimate	Sensitivity	Impact on recoverable amount (100% basis)
			Increase ($'millions)	Decrease ($'millions)
Market value of in-situ resources	$25/oz	+/- $5/oz	$14	$14

Impairment testing of Investment in associate recognized by the Company

The Company recorded its share of the AGM's losses for the year ended December 31, 2021 of $51.5 million, which reduced the carrying value of the investment in the associate to $7.6 million as at December 31, 2021. Furthermore, as discussed in note 7, the value attributed to the preference shares was $72.4 million (compared to the par value of $132.4 million).

The Company's management considered that the above noted impairment considerations identified at the JV level were also applicable to the carrying value of the Company's equity investment in the AGM JV. When considering the capital structure of the JV, specifically the face value of the preference shares, management concluded that the fair value attributed to the preference shares was indicative that no additional value would be available to equity interests in the JV. Accordingly, management estimated the recoverable amount of its equity investment in the JV to be nil at December 31, 2021 and as a result recognized an impairment charge of $7.6 million for the year ended December 31, 2021.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

Operating and financial results of the JV for the years ended December 31, 2021 and 2020

Summarized financial information for the Company's investment in the JV is outlined in the table below.

All disclosures in this note 8 are on a 100% JV basis, unless otherwise indicated. The JV applies the same accounting policies as the Company.

Statement of Income (Loss) for the years ended December 31, 2021 and 2020

		2021	2020
	Note	$	$
Revenues	(i)	382,380	418,130
Production costs	(ii)	(255,058)	(198,347)
Depreciation and depletion	(vi)	(50,177)	(50,934)
Royalties	(ii)	(19,119)	(20,907)
Income from mine operations		58,026	147,942

Impairment of MPP&E		(153,164)	-
Exploration and evaluation expenditures		(10,521)	(9,681)
General and administrative expenses		(9,576)	(7,434)
(Loss) income from operations		(115,235)	130,827

Finance expense	(xi)	(2,908)	(3,165)
Finance income		275	285
Foreign exchange gain		3,396	3,572
Net (loss) income after tax for the year		(114,472)	131,519

Company's share of net (loss) income of the JV for the year		(51,528)	59,159

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

The assets and liabilities of the Asanko Gold Mine JV, on a 100% basis, as at December 31, 2021 and 2020 were as follows:

		December 31, 2021	December 31, 2020
	Note	$	$
Assets
Current assets
Cash and cash equivalents		49,211	64,254
Receivables		14,285	10,820
Inventories	(iii)	75,696	81,675
Prepaid expenses and deposits		2,944	4,909
VAT receivable		6,296	8,911
		148,432	170,569
Non-current assets	(iii),(iv),(v),(vi)	145,888	280,769
Total assets		294,320	451,338

Liabilties
Current liabilities
Accounts payable and accrued liabilities		57,948	73,102
Revolving credit facility	(vii)	-	30,000
Lease liabilities	(viii)	10,025	5,608
Asset retirement provisions	(ix)	-	1,025
		67,973	109,735
Non-current liabilities
Lease liabilities	(viii)	467	113
Long-term incentive plan liability		98	596
Asset retirement provisions	(ix)	81,028	71,668
		81,593	72,377
Total liabilities		149,566	182,112

Equity	(x)	144,754	269,226
Total liabilities and equity		294,320	451,338

The Company has provided the following incremental disclosures for stakeholders to evaluate the financial performance and financial condition of the AGM. All amounts in the following tables and descriptions are on a 100% basis.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

(i)   Revenue

AGGL has an offtake agreement with a special purpose vehicle of RK Mine Finance Trust I ("Red Kite") with the following details (the "Offtake Agreement"):

- sale of 100% of the future gold production from the AGM up to a maximum of 2.2 million ounces to Red Kite;

- Red Kite to pay for 100% of the value of the gold ten business days after shipment;

- a provisional payment of 90% of the estimated value will be made one business day after delivery;

- the gold sale price will be a spot price selected during a nine-day quotational period following shipment of gold from the mine;

- performance obligations of the AGM are satisfied once the refining outturn report is provided to Red Kite; and

- should AGGL wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the amount of gold delivered under the Offtake Agreement at the time of termination.

During the year ended December 31, 2021, the AGM sold 216,076 ounces of gold to Red Kite in accordance with the Offtake Agreement (year ended December 31, 2020 - 243,807 ounces).

As of December 31, 2021, the AGM has delivered 1,299,256 ounces to Red Kite under the Offtake Agreement. The Offtake Agreement was not affected by the JV Transaction and will remain in effect until all contracted ounces have been delivered to Red Kite or AGGL elects to terminate the Offtake Agreement and pay the associated fee.

Included in revenue of the AGM is $0.6 million relating to by-product silver sales for the year ended December 31, 2021 (year ended December 31, 2020 - $0.9 million).

(ii) Production costs and royalties

The following is a summary of production costs by nature, on a 100% basis, incurred during the years ended December 31, 2021 and 2020:

	December 31, 2021 $	December 31, 2020 $
Raw materials and consumables	(54,422)	(54,588)
Salary and employee benefits	(37,449)	(35,204)
Contractors (net of deferred stripping costs)	(135,244)	(119,337)
Change in stockpile, gold-in-process and gold dore inventories	(7,825)	28,970
Insurance, government fees, permits and other	(20,125)	(17,161)
Share-based compensation	7	(1,027)
Total production costs	(255,058)	(198,347)

During the year ended December 31, 2021, the AGM recognized a $26.4 million downward net realizable value adjustment to the carrying value of its stockpile inventory, of which $19.6 million was recorded as production costs and $6.8 million recorded as depreciation expense. The gold price assumption applied in the net realizable value calculation was $1,835 per ounce, and management estimated future costs of processing the stockpiles based upon historical and projected information.

During the year ended December 31, 2020, the AGM recognized a $16.6 million reversal of previously recorded net realizable value adjustments on its stockpile inventory primarily due to an increase in gold prices during the year, of which $7.7 million was credited against production costs and $8.9 million credited against depreciation expense.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

All of the AGM's concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana. The AGM's Akwasiso mining concession is also subject to an additional 2% net smelter return royalty payable to the previous owner of the mineral tenement, and the AGM's Esaase mining concession is also subject to an additional 0.5% net smelter return royalty payable to the Bonte Liquidation Committee.

(iii) Inventories

The following is a summary of inventories held by the AGM, on a 100% basis, as at December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
	$	$
Gold dore on hand	3,244	8,197
Gold-in-process	1,563	1,814
Ore stockpiles	51,470	54,701
Materials and spare parts	24,562	22,152
Total inventories	80,839	86,864

Less non-current inventories:
Ore stockpiles	(5,143)	(5,189)
Total current inventories	75,696	81,675

(iv) Reclamation deposit

The AGM is required to provide security to the Environmental Protection Agency of Ghana ("EPA") for the performance by the AGM of its reclamation obligations in respect of its mining leases.

The AGM deposits a reclamation deposit in a Ghanaian bank and the reclamation deposit is required to be held until receiving a final reclamation completion certificate from the EPA. The AGM is expected to be released from this requirement 45 days following the third anniversary of the date that the AGM receives a final completion certificate. The reclamation deposit accrues interest and is carried at $1.9 million at December 31, 2021 (December 31, 2020 - $1.9 million).

Total security required to be provided to the EPA for the Obotan deposits totals $15.6 million and comprises a reclamation deposit of $4.7 million (including the $1.9 million previously paid) and a bank guarantee of $10.9 million, 50% of which was provided by the Company (note 12). The additional cash reclamation deposit of $2.8 million was paid in Q1 2022.

The security provided to the EPA for the Esaase deposits is $1.1 million and comprised a reclamation deposit of $0.2 million and a bank guarantee of $0.9 million, 50% of which was provided by the Company (note 12). The cash reclamation deposit of $0.2 million is expected to be paid in 2022.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

(v) Right-of-use assets

The following table shows the movement in the right-of-use asset related to the service and lease agreements of the AGM for the years ended December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
	$	$
Balance, beginning of year	2,873	9,429
Recognition of mining contractor services agreements entered into during the year	18,809	5,604
Depreciation expense	(14,946)	(9,407)
Allocation of impairment	(3,533)	-
Derecognition associated with termination of contractor services agreement	-	(2,753)
Balance, end of year	3,203	2,873

(vi) Mineral properties, plant and equipment

Additions to mineral properties, plant and equipment

During the year ended December 31, 2021, the AGM capitalized $35.8 million in expenditures related to mineral properties, plant and equipment, excluding capitalized deferred stripping costs and asset retirement costs (year ended December 31, 2020 - $54.1 million).

Deferred stripping

During the year ended December 31, 2021, the AGM deferred a total of $7.1 million of stripping costs to depletable mineral interests (year ended December 31, 2020 - $18.7 million).

Depreciation and depletion

During the year ended December 31, 2021, the AGM recognized depreciation and depletion expense of $50.2 million, including $0.6 million expensed through changes in inventories (year ended December 31, 2020 - depreciation and depletion expense of $50.9 million, while a further $1.8 million was allocated to the cost of inventories).

Impairment

As discussed above, the AGM recorded an impairment on MPP&E $153.2 million for the year ended December 31, 2021 (the Company’s share of which was $68.9 million).

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

(vii)  Revolving credit facility

In October 2019, the JV entered into a $30.0 million revolving credit facility (the "RCF") with Rand Merchant Bank ("RMB"). The term of the RCF is three years, maturing in September 2022 and bears interest on a sliding scale of between LIBOR plus a margin of 4% and LIBOR plus a margin of 3.8%, depending on the security granted to RMB. Commitment fees in respect of any undrawn portion of the RCF will accrue on a similar sliding scale of between 1.33% and 1.40%. During the year ended December 31, 2021, the JV repaid in full the $30.0 million then outstanding on the RCF and as such the balance of the RCF as of December 31, 2021 was $nil (December 31, 2020 - $30.0 million).

During the year ended December 31, 2021, the AGM recognized interest expense and other fees associated with the RCF of $0.8 million (year ended December 31, 2020 - interest expense and other fees of $1.2 million).

(viii) Lease liabilities

The following table shows the movement in the lease liabilities related to the service and lease agreements of the AGM for the years ended December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
	$	$
Balance, beginning of year	5,721	23,205
Recognition of lease agreements entered into during the year	18,809	5,604
Lease payments made during the year	(14,434)	(17,160)
Interest expense	396	732
Derecognition associated with termination of contractor services agreement	-	(6,660)
Total lease liabilities, end of year	10,492	5,721

Less: current lease liabilities	(10,025)	(5,608)
Total non-current lease liabilities, end of year	467	113

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

(ix) Asset retirement provisions

The following table shows the movement in the asset retirement provisions of the AGM as at December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
	$	$
Balance, beginning of year	72,693	56,148
Accretion expense	1,191	550
Change in estimate	7,307	16,149
Reclamation undertaken during the year	(163)	(154)
Total asset retirement provisions, end of year	81,028	72,693

Less: current portion of asset retirement provisions	-	(1,025)
Total non-current portion of asset retirement provisions	81,028	71,668

The asset retirement provisions consist of reclamation and closure costs for the JV's Ghanaian mining properties. Reclamation and closure activities include land rehabilitation, dismantling of buildings and mine facilities, ongoing care and maintenance and other costs.

As at December 31, 2021, the AGM's reclamation cost estimates were discounted using a long-term risk-free discount rate of 1.5% (December 31, 2020 - 1.0%). The increase in the carrying value of the asset retirement provisions was primarily due to an increase in closure cost estimates during the year as a result of additional disturbances from ongoing mining operations and a change in timing of forecast reclamation activities.

(x) Preferred shares

The following table shows the movement in the JV partners' preferred share investments in the JV for the years ended December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
	$	$
Balance, beginning of year	274,880	349,880
Distributions to partners during the year	(10,000)	(75,000)
Balance, end of year	264,880	274,880

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

8. Investment in joint venture (continued)

(xi)  Finance expense

The following is a summary of finance expense incurred by the JV during the years ended December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
	$	$
Premiums paid for hedging instruments	(381)	(366)
Interest on lease liabilities (note viii)	(396)	(732)
Fees and expenses associated with RCF (note vii)	(761)	(1,198)
Accretion charges on asset retirement provisions (note ix)	(1,191)	(550)
Other	(179)	(319)
Total finance expense	(2,908)	(3,165)

(xii) The cash flows of the AGM, on a 100% basis, were as follows for the years ended December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
	$	$
Cash provided by (used in):
Operating cash flow before working capital changes	91,736	183,065
Operating activities	86,602	152,322
Investing activities	(45,891)	(69,108)
Financing activities	(55,522)	(62,590)
Impact of foreign exchange on cash and cash equivalents	(232)	(128)
(Decrease) increase in cash and cash equivalents during the year	(15,043)	20,496
Cash and cash equivalents, beginning of year	64,254	43,758
Cash and cash equivalents, end of year	49,211	64,254

9. Exploration and evaluation assets

During Q1 2021, the Company acquired a 100% interest in Galiano Gold Mali Exploration SARL ("Galiano Mali") from a subsidiary of Barrick Gold Corporation for total cash consideration of $1.5 million. Galiano Mali holds exploration licenses (no stated mineral reserves or resources) on the Senegal Mali Shear Zone located in Mali, West Africa. The concessions cover over 167km2.

As a result of this transaction, the Company recognized a $1.6 million exploration and evaluation asset as at December 31, 2021, which includes $0.1 million of acquisition-related costs.

During the year ended December 31, 2021, the Company incurred $0.6 million of exploration and evaluation expenditures on the Mali properties (year ended December 31, 2020 - nil).

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

10. Share capital

(a) Authorized:

Unlimited common shares without par value or restrictions.

(b) Normal course issuer bid

On November 15, 2019, the Company commenced a normal course issuer bid ("NCIB") to purchase up to 5% of the Company's issued and outstanding common shares over a one-year term.

During the term of the NCIB, the Company repurchased and cancelled a total of 3,866,983 common shares for $3.3 million, at a weighted average price of $0.84 per share, of which 2,758,063 common shares were repurchased and cancelled at a weighted average price of $0.83 per share during the year ended December 31, 2020.

All common shares purchased by the Company under the NCIB were purchased at the market price at the time of acquisition in accordance with the rules and policies of the TSX and NYSE American and applicable securities laws. All common shares acquired by the Company under the NCIB were cancelled and purchases were funded out of the Company's working capital.

(c) At-the-Market Offering ("ATM")

On June 25, 2020, the Company entered into an ATM agreement with H.C. Wainwright & Co. and Cormark Securities (the "Agents"). Under the ATM agreement, the Company may, at its discretion and from time-to-time during the term of the ATM agreement, sell through the Agents common shares of the Company for aggregate gross proceeds to the Company of up to $50.0 million (the "Offering"). The Company expects to use any net proceeds of the Offering for general corporate and working capital requirements, including, but not limited to, funding exploration activity on the Company's wholly owned early-stage exploration properties in Ghana and Mali, funding the Company's working capital requirements, repaying indebtedness outstanding from time to time, completing future acquisitions and/or for other corporate purposes.

Sales of common shares will be made through "at-the-market distributions" as defined in the Canadian Securities Administrators' National Instrument 44-102 - Shelf Distributions, including sales made directly on the NYSE American, or any other recognized marketplace upon which the Company's common shares are listed or quoted or where the common shares are traded in the United States. No offers or sales of common shares will be made in Canada on the Toronto Stock Exchange or other trading markets in Canada. The Company will pay the Agents a commission of 3.0% of the aggregate gross proceeds from each sale of common shares. The Company will determine, in its sole discretion, the date, price and number of common shares to be sold under the Offering, if any. Any common shares sold in the Offering will be distributed at market prices or prices related to prevailing market prices from time to time. The Company is not required to sell any common shares under the Offering at any time.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

10. Share capital (continued)

The Offering is being made by way of a prospectus supplement dated June 25, 2020 (the "Prospectus Supplement") to the Company's existing U.S. registration statement on Form F-10 (the "Registration Statement") and Canadian short form base shelf prospectus (the "Base Shelf Prospectus") each dated June 11, 2020. The Prospectus Supplement relating to the Offering has been filed with the securities commissions in each of the provinces and territories of Canada (other than Québec) and with the U.S. Securities and Exchange Commission (the "SEC"). The Prospectus Supplement and the Registration Statement are available on the SEC's website and the Prospectus Supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators.

In addition, in connection with Gold Fields existing pre-emptive right to maintain its 9.9% pro rata ownership interest in the Company, the Company has agreed to sell to Gold Fields, from time to time during the term of the Offering at Gold Fields' election, on a private basis, such number of common shares as represent 9.9% of the common shares issued under the Offering, if any.

During the years ended December 31, 2021 and 2020, the Company did not issue any common shares under the Offering.

11. Equity reserves and long-term incentive plan awards

The Company has a stock option plan, and a share unit plan under which restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs") may be awarded to directors, officers, employees and other service providers. All awards under the share unit plan may be designated by the Company's Board to be settled in either cash, shares or a combination thereof, and as at December 31, 2021 all units awarded have been cash-settled.

Under the two plans, when combined, the number of shares issuable cannot exceed 9% of the issued and outstanding common shares of the Company. Specifically, shares reserved for issuance under the share unit plan, when designated as equity-settled, may not exceed 5% of the issued and outstanding common shares of the Company.

(a) Stock options

Options granted vest in 1/3 increments every twelve months following the grant date for a total vesting period of three years. Stock options have a maximum term of 5 years following the grant date.

The following table is a reconciliation of the movement in stock options for the years ended December 31, 2021 and 2020:

	Number of Options	Weighted average exercise price
		C$
Balance, December 31, 2019	12,568,362	1.93
Granted	4,676,000	1.39
Exercised	(1,912,775)	1.33
Cancelled/Expired/Forfeited	(7,000,767)	1.88
Balance, December 31, 2020	8,330,820	1.81
Granted	5,653,000	1.49
Exercised	(689,931)	1.02
Cancelled/Expired/Forfeited	(1,613,719)	2.43
Balance, December 31, 2021	11,680,170	1.61

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

11. Equity reserves and long-term incentive plan awards (continued)

During the year ended December 31, 2021, the Company recognized share-based compensation expense relating to stock options of $2.2 million (year ended December 31, 2020 - $0.7 million).

Additionally, during the year ended December 31, 2021, 689,931 stock options with a weighted average exercise price of C$1.02 were exercised by directors, officers and/or employees of the Company for total aggregate proceeds of $0.6 million (year ended December 31, 2020 - 1,912,775 stock options exercised with a weighted average exercise price of C$1.33 for total aggregate proceeds of $1.9 million).

The fair value of stock options granted is determined using the Black Scholes pricing model. For all grants during the year ended December 31, 2021, the weighted average expected life, dividend yield and forfeiture rate were 3.77 years, nil and 15.87%, respectively. For all grants during the year ended December 31, 2020, the weighted average expected life, dividend yield and forfeiture rate were 3.86 years, nil and 10.68%, respectively.

Other conditions and assumptions used in the Black Scholes models were as follows:

	Number of options granted	Weighted average exercise price	Weighted average risk- free interest rate	Weighted average volatility	Weighted average Black- Scholes value assigned
		C$			C$
Year ended December 31, 2020	4,676,000	1.39	0.72%	62.92%	0.59
Year ended December 31, 2021	5,653,000	1.49	0.54%	63.57%	0.64

The following table summarizes the stock options outstanding and exercisable as at December 31, 2021:

	Total options outstanding			Total options exercisable
Range of exercise price	Number	Weighted average contractual life (years)	Weighted average exercise price C$	Number	Weighted average contractual life (years)	Weighted average exercise price C$
C$0.00-C$1.00	1,143,002	2.15	0.97	621,666	2.14	0.98
C$1.01-C$2.00	9,244,168	3.76	1.42	1,526,493	2.58	1.26
C$2.01-C$3.00	293,000	3.63	2.19	97,666	3.63	2.19
C$3.01-C$4.00	1,000,000	0.16	3.96	1,000,000	0.16	3.96
	11,680,170	3.29	1.61	3,245,825	1.79	2.07

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

11. Equity reserves and long-term incentive plan awards (continued)

(b) Restricted share units

The following table is a reconciliation of the movement in RSUs for the years ended December 31, 2021 and 2020:

	Number of RSUs
	December 31, 2021	December 31, 2020
Balance, beginning of year	2,421,200	2,243,255
Granted	271,400	2,371,700
Settled in cash	(937,624)	(844,361)
Cancelled/Forfeited	(570,382)	(1,349,394)
Balance, end of year	1,184,594	2,421,200

The RSUs granted are cash-settled awards and, therefore, represent a financial liability which is required to be marked-to-market at each reporting period-end with changes in fair value recognized in the statement of operations and comprehensive income. For the year ended December 31, 2021, the Company recognized share-based compensation expense in relation to RSUs of $0.1 million (year ended December 31, 2020 - $1.5 million).

For all RSUs granted during the year ended December 31, 2021, the awards vest in three equal tranches over a service period of three years and had an estimated forfeiture rate of 20.1% (year ended December 31, 2020 - 4.22%).

As at December 31, 2021, the Company recognized a financial liability for cash-settled RSUs of $0.6 million (December 31, 2020 - $1.7 million). The financial liability associated with the cash-settled awards is recorded in accounts payable and accrued liabilities, for amounts expected to be settled within one year, and a separate non-current liability for amounts to be settled in excess of one year. The following table is a reconciliation of the movement in the RSU liability for the years presented:

	December 31, 2021	December 31, 2020
	$	$
Balance, beginning of year	1,658	1,001
Awards vested during the year, net of cancelled/forfeited awards	65	1,460
Settled in cash during the year	(1,148)	(803)
Total RSU liability, end of year	575	1,658

Less: current portion of RSU liability	(408)	(1,046)
Total non-current RSU liability, end of year	167	612

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

11. Equity reserves and long-term incentive plan awards (continued)

(c) Performance share units

The following table is a reconciliation of the movement in PSUs for the year ended December 31, 2021:

Number of PSUs
December 31, 2021
Balance, beginning of year	-
Granted	893,400
Cancelled/Forfeited	(322,400)
Balance, end of year	571,000

The PSUs are cash-settled awards and therefore represent a financial liability which is required to be marked-to-market at each reporting period end with changes in fair value recognized in the statement of operations and comprehensive income. The PSUs vest in 1/3 increments every twelve months following the grant date for a total vesting period of three years and also contain a performance criterion applied to the number of units that vest on a yearly basis.

The number of units that vest will be determined by the Company's relative share price performance in comparison to a peer group of companies. The PSU performance multiplier ranges from 0% to 150%.

During the year ended December 31, 2021, the Company recognized $87 of share-based compensation expense associated with the PSUs (year ended December 31, 2020 - nil). As at December 31, 2021, the Company recognized a financial liability related to PSUs of $87, of which $54 was recorded in accounts payable and accrued liabilities (December 31, 2020 - nil).

(d) Deferred share units

The following table is a reconciliation of the movement in DSUs for the year ended December 31, 2021:

Number of DSUs
December 31, 2021
Balance, beginning of year	-
Granted	844,200
Balance, end of year	844,200

The DSUs are cash-settled awards and therefore represent a financial liability which is required to be marked-to-market at each reporting period end with changes in fair value recognized in the Statement of Operations and Comprehensive Income. The DSUs have no vesting terms or conditions and as such the Company recognized 100% of the fair value of the DSUs on the grant date in the Statement of Operations and Comprehensive Income. The DSUs will be paid to directors upon their retirement from the Board of Directors of the Company or upon a change of control.

During the year ended December 31, 2021, the Company recognized share-based compensation expense of $0.6 million in relation to DSUs (year ended December 31, 2020 - nil) and the corresponding $0.6 million liability was presented within accounts payable and accrued liabilities as at December 31, 2021 (December 31, 2020 - nil).

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

11. Equity reserves and long-term incentive plan awards (continued)

(e) Phantom share units

On November 6, 2020, the Company granted 1,000,000 cash-settled phantom share units to the Chair of the Board. The units will vest three years from the grant date, but will only become payable upon the Chair's departure from the Board or upon a change of control of the Company, in a cash settlement amount equal to the value of 1,000,000 common shares (in C$) as at the Chair's departure date or date of change of control.

The phantom share units represent a financial liability, as they will be settled in cash, and are marked-to-market at each reporting period end and presented in the Statement of Financial Position as a long-term incentive plan liability. For the year ended December 31, 2021, the Company recognized share-based compensation expense of $0.2 million (year ended December 31, 2020 - $0.1 million). A financial liability of $0.3 million is included in the long-term incentive plan liability as at December 31, 2021 (December 31, 2020 - $0.1 million).

12. Commitments and contingencies

Commitments

The following table reflects the Company's contractual obligations as they fall due, excluding commitments and liabilities of the JV, as at December 31, 2021 and 2020:

	Less than 1 year	1 - 5 years	Over 5 years	At December 31, 2021	At December 31, 2020
Accounts payable and accrued liabilities	1,467	-	-	1,467	2,478
Long-term incentive plan (cash-settled awards)	1,069	478	-	1,547	1,714
Corporate office leases	132	369	-	501	627
Total	2,668	847	-	3,515	4,819

In addition to the above commitments, the Company has provided various parent company guarantees related to the unfunded portion of the AGM's reclamation bond in the amount of $5.9 million.

Contingencies

Due to the nature of its business, the Company and/or the AGM JV may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's or JV's financial condition or future results of operations.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

13. General and administrative expenses

The following is a summary of general and administrative ("G&A") expenses incurred by the Company during the years ended December 31, 2021 and 2020. The G&A expenses for the years presented include, but are not limited to, those expenses incurred in order to earn the service fee as operators of the JV (note 6).

	Year ended December 31,
	2021	2020
	$	$
Wages, benefits and consulting	(7,594)	(9,200)
Office, rent and administration	(1,192)	(907)
Professional and legal	(589)	(1,001)
Share-based compensation	(3,175)	(2,168)
Travel, marketing, investor relations and regulatory	(779)	(1,317)
Other	(148)	(164)
Total G&A expense	(13,477)	(14,757)

14. Finance income and expense

(a) Finance income

The following is a summary of finance income earned by the Company during the years ended December 31, 2021 and 2020:

	Year ended December 31,
	2021	2020
	$	$
Fair value adjustment on redeemable preference shares (note 7)	-	7,774
Interest income and other	257	551
Total finance income	257	8,325

(b) Finance expense

The following is a summary of finance expense recorded by the Company during the years ended December 31, 2021 and 2020:

	Year ended December 31,
	2021	2020
	$	$
Fair value adjustment on redeemable preference shares (note 7)	(873)	-
Interest on lease liability	(32)	(35)
Other	(20)	(10)
Total finance expense	(925)	(45)

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

15. Income tax

(a) Tax expense

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. These differences result from the following items:

	Year ended December 31,
	2021	2020
	$	$
Average statutory tax rate	27%	27%

(Loss) income before income taxes	(68,883)	57,376

Expected income tax (recovery) expense	(18,598)	15,492

Increase in income tax expense (recovery) resulting from:
Permanent differences:
Share of net loss (income) related to joint venture	13,913	(15,974)
Impairment of equity investment in joint venture	2,060	-
Fair value adjustment and accretion on redeemable preferences shares	236	(2,099)
Share-based compensation	592	176
Other	95	145
True-up prior year balances	(170)	261
Effect of differences in tax rate in foreign jurisdictions	36	8
Change in unrecognized tax assets	1,862	1,984
Foreign exchange and other	(26)	7
Income tax expense	-	-

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

15. Income tax (continued)

(b) Deferred tax liabilities and assets

The significant components of the Company's deferred tax assets and liabilities were as follows:

	Year ended December 31,
	2021	2020
	$	$
Lease liability	113	139
Right-of-use asset	(113)	(139)
Total	-	-

As at December 31, 2021, the Company has tax losses of $69.9 million (December 31, 2020 - $64.0 million) in Canada which expire between 2029 and 2041.

Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	Year ended December 31,
	2021	2020
	$	$
Property, plant and equipment	81	48
Share issuance costs	10	18
Investment in associate	275	275
Accounts payable and accrued liabilities	578	467
Lease liability	10	8
Capital losses	2,494	2,476
Non-capital losses carried forward	19,004	17,299
Total	22,452	20,591

The aggregate amount of deductible temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized as at December 31, 2021 was $181.8 million (December 31, 2020 - deductible temporary differences of $242.1 million).

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

16. (Loss) income per share

For the years ended December 31, 2021 and 2020, the calculation of basic and diluted (loss) earnings per share is based on the following data:

	Year ended December 31,
	2021	2020

Earnings ($)
Net (loss) income after tax for the year	(68,883)	57,376

Number of shares
Weighted average number of ordinary shares - basic	224,729,084	223,655,880
Effect of dilutive share options	-	1,263,594
Weighted average number of ordinary shares - diluted	224,729,084	224,919,474

For the year ended December 31, 2021, the effect of all potentially dilutive securities was anti-dilutive given that the Company reported a net loss for the year.

For the year ended December 31, 2020, excluded from the calculation of diluted weighted average shares outstanding were 5,978,748 stock options that were determined to be anti-dilutive.

17. Supplemental cash flow information

The following table summarizes the changes in non-cash working capital for the years ended December 31, 2021 and 2020:

	Year ended December 31,
	2021	2020
	$	$
Receivables and receivable due from related party	(4,628)	1,600
Prepaid expenses and deposits	(235)	(144)
Accounts payable and accrued liabilities	(2,322)	69
Change in non-cash working capital	(7,185)	1,525

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

18. Segmented information

Geographic Information

As at December 31, 2021, the Company has only one reportable operating segment being the corporate function with its head office in Canada. Total assets in West Africa include the Company's 45% interest in the Asanko Gold Mine JV.

Geographic allocation of total assets and liabilities

December 31, 2021	Canada	West Africa	Total
	$	$	$
Current assets	61,629	39	61,668
Property, plant and equipment and right-of-use assets	474	-	474
Other non-current assets	-	74,054	74,054
Total assets	62,103	74,093	136,196
Current liabilities	2,598	45	2,643
Non-current liabilities	790	-	790
Total liabilities	3,388	45	3,433

December 31, 2020	Canada	West Africa	Total
	$	$	$
Current assets	65,541	-	65,541
Property, plant and equipment and right-of-use assets	591	-	591
Other non-current assets	-	137,458	137,458
Total assets	66,132	137,458	203,590
Current liabilities	3,618	-	3,618
Non-current liabilities	1,089	-	1,089
Total liabilities	4,707	-	4,707

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

18.  Segmented information (continued)

Geographic allocation of the Statement of Operations and Comprehensive Income

For the year ended December 31, 2021:

	Canada	West Africa	Total
	$	$	$
Share of net loss related to joint venture	-	(51,528)	(51,528)
Service fee earned as operators of joint venture	5,071	-	5,071
General and administrative expenses	(13,429)	(48)	(13,477)
Exploration and evaluation expenditures	-	(642)	(642)
Loss from operations and joint venture	(8,358)	(52,218)	(60,576)

Impairment of investment in joint venture	-	(7,631)	(7,631)
Finance income	257	-	257
Finance expense	(51)	(874)	(925)
Foreign exchange loss	(8)	-	(8)
Net loss and comprehensive loss for the year	(8,160)	(60,723)	(68,883)

For the year ended December 31, 2020:

	Canada	West Africa	Total
	$	$	$
Share of net earnings related to joint venture	-	59,159	59,159
Service fee earned as operators of joint venture	4,917	-	4,917
General and administrative expenses	(14,757)	-	(14,757)
(Loss) income from operations and joint venture	(9,840)	59,159	49,319

Finance income	551	7,774	8,325
Finance expense	(45)	-	(45)
Foreign exchange loss	(223)	-	(223)
Net (loss) income and comprehensive (loss) income for the year	(9,557)	66,933	57,376

19.  Capital management

The Company's objectives in managing capital are to ensure that the Company has the financial capacity to support its operations with sufficient capability to manage unforeseen operational or industry developments, to ensure the Company has the capital and capacity to support the long-term growth strategies of the JV, and to provide returns for shareholders and benefits for other stakeholders. The Company defines capital that it manages as total shareholders' equity, being a total of $132.8 million as at December 31, 2021 (December 31, 2020 - $198.9 million).

The Company is not subject to externally imposed capital requirements or covenants.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

19. Capital management (continued)

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company's working capital requirements associated with ongoing operations and corporate development plans. In order to maintain or adjust its capital structure, the Company entered into an ATM agreement (note 10(d)) under which the Company may, at its discretion and from time-to-time during the term of the ATM agreement, sell through the Agents common shares of the Company for aggregate gross proceeds to the Company of up to $50.0 million. As of December 31, 2021, no common shares have been issued under the Offering. The Company does not currently pay out dividends. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 180 days or less from the original date of acquisition.

The Company has not made any changes to its policies and processes for managing capital during the year.

20. Financial instruments

As at December 31, 2021, the Company's financial instruments consist of cash and cash equivalents, receivable due from related party, preferred shares in the JV, accounts payable and accrued liabilities and long-term incentive plan liabilities. The Company classifies cash and cash equivalents, the related party receivable and accounts payable and accrued liabilities as financial assets or liabilities and are measured at amortized cost. The preferred shares in the JV and long-term incentive plan liabilities are measured at fair value through profit or loss and fall within Level 3 of the fair value hierarchy as discussed below.

The fair value hierarchy comprises:

Level 1 - fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 - fair values based on inputs for the asset or liability that are not based on observable market data.

There were no transfers between the levels during the years ended December 31, 2021 or 2020.

The fair values of all financial assets and liabilities measured at amortized cost approximate their carrying values given their short-term to maturity.

The risk exposure arising from these financial instruments is summarized as follows:

(a) Credit risk

Credit risk is the risk of an unexpected loss if a customer or the issuer of a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in Canada, South Africa, Isle of Man and Mali. The risk of loss associated with cash investments is considered to be low as the majority of the Company's cash and cash equivalents are held with highly rated banking institutions.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

20. Financial instruments (continued)

As at December 31, 2021, the Company had a receivable due from the JV of $7.3 million (December 31, 2020 - $2.7 million). Credit risk associated with the related party receivable is considered to be low based on the liquidity of available funds of the JV.

In addition, the Company is exposed to credit risk on its preferred share investments in the JV (note 7). With respect to the 132.4 million preference shares, credit risk is mitigated by monitoring the financial condition of the JV on a regular basis. The Company's maximum exposure to credit risk in relation to the preferred shares at the reporting date is the carrying value of the financial asset totaling $72.4 million.

(b) Liquidity risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company manages liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support current operations, expansion and development plans, and by managing the Company's capital structure (note 19). By managing liquidity risk, the Company aims to ensure that it will have sufficient liquidity to settle obligations and liabilities as they fall due. Subsequent to the JV Transaction, the Company's only direct source of revenue is the service fee earned as operators of the AGM JV, as any free cash flows generated by AGM are no longer within the Company's exclusive control as the disposition of cash from the JV is governed by the JVA (note 8). However, through a combination of the Company's cash balance, cash flows from its investment in the JV, and the ongoing management fee receipts from the JV (note 6), the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due. The Company's cash flows, however, and its ability to meet working capital requirements and contractual obligations are significantly influenced by the price of gold and the performance of the AGM. The Company aims to manage its liquidity by ensuring that, even in a low gold price environment, it can manage spending and provide adequate cash flow to meet all commitments.

As at December 31, 2021, the Company had a cash and cash equivalents balance of $53.5 million (December 31, 2020 - $62.2 million) allowing it to settle current liabilities of $2.6 million (December 31, 2020 - $3.6 million) as they become due.

(c) Market risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Given the change in methodology to estimate the fair value of the Company's preferred shares in the JV as at December 31, 2021, the Company is not exposed to any material interest rate risks with respect to its preference shares.

During the year ended December 31, 2020, with other variables unchanged, a 1% decrease (increase) in the annualized interest rate would have resulted in a $3.6 million increase and $3.4 million decrease to the Company's preferred shares in the JV, respectively, and to the Company's after-tax net income for the year.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

20. Financial instruments (continued)

The Company's cash and cash equivalents earn interest income at variable rates and accordingly future interest income is subject to fluctuations in short-term interest rates. A +/-1% change in short-term interest rates during the year would have resulted in a $0.6 million increase or decrease to the Company's interest income for the year ended December 31, 2021 (year ended December 31, 2020 - $0.6 million increase or decrease).

(ii) Foreign currency risk

As at December 31, 2021 and 2020, the Company's exposure to foreign currency risk was limited to the balances presented below. Acronyms of "ZAR" and "XOF" refer to the South African Rand and West African Franc, respectively.

December 31, 2021
	Foreign currency amount			USD Equivalent
	C$(000s)	ZAR (000s)	XOF (000s)	$
Cash and cash equivalents	2,615	645	21,958	2,130
Receivables	65	-	-	51
Accounts payable and accrued liabilities	(1,746)	(379)	(26,088)	(1,439)
Long-term incentive plan liabilities	(1,971)	-	-	(1,547)
Lease liability	(534)	-	-	(419)
Net exposure to foreign currency	(1,571)	266	(4,130)	(1,223)

December 31, 2020
		Foreign currency amount		USD Equivalent
		C$(000s)	ZAR (000s)	$
Cash and cash equivalents		280	6,954	696
Receivables		37	43	32
Accounts payable and accrued liabilities		(1,769)	(436)	(1,417)
Long-term incentive plan liabilities		(2,187)	-	(1,715)
Lease liability		(657)	-	(515)
Net exposure to foreign currency		(4,296)	6,561	(2,919)

A +/-10% change in the prevailing exchange rates as at December 31, 2021, with all other variables held constant, would have resulted in a $0.1 million decrease (increase) to the Company's after-tax net income for the year ended December 31, 2021 (year ended December 31, 2020 - $0.3 million decrease (increase) to after tax net income).

(iii) Price risk

Price risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. Future cash flows from the JV are expected to be received as redemptions of the Company's preference shares in the JV (note 7). Changes in the gold price may impact the fair value of the AGM's in-situ mineral resources. A +/- 10% change in the fair value per ounce of in-situ mineral resources of 2.9 million gold ounces, with all other variables held constant would have resulted in a $7.0 million decrease (increase) to the Company's after-tax net loss for the year ended December 31, 2021.

GALIANO GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(In thousands of United States Dollars, unless otherwise noted)

21. Related party transactions

In addition to the service fee earned as operator of the JV (note 6), the Company's related party transactions included compensation paid to key management personnel (being directors and executive officers of the Company), which was as follows for the years presented:

	Year ended December 31,
	2021	2020
	$	$
Salaries and benefits	2,943	3,291
Share-based compensation	2,413	1,096
Total compensation	5,356	4,387